EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Years Ended December 31

(Dollar Amounts in Thousands)

	Allegheny Energy Supply Company, LLC, and Subsidiaries
	2003		2002		2001		2000		From November 18, 1999 (Inception Date) through December 31, 1999
Earnings:
(Loss) income from continuing operations	$(466,101	)*	$(579,465	)**	$239,884	*	$77,996	**	$9,532
Fixed charges (see below)	300,864		164,739		116,251		39,505		2,378
Income taxes	(319,711	)*	(362,513	)**	124,953	*	36,081	**	2,503
Amortization of capitalized interest	1,592		1,399		213		110		7
Income distributions of equity investees	—		—		—		7,200		—
Less: capitalized interest	(15,394)		(10,025)		(7,506)		(4,337)		(212)
Less: loss (income) from unconsolidated equity investees	1,619		—				(5,665)		—

Total Earnings (as defined)	$(497,131)		$(785,865)		$473,795		$150,890		$14,208

Fixed Charges:
Interest expensed and capitalized	$297,356		$159,710		$110,991		$37,795		$2,305
Estimated interest component of rental expense	3,508		5,029		5,260		1,710		73

Total Fixed Charges (as defined)	$300,864		$164,739		$116,251		$39,505		$2,378

Ratio of Earnings to Fixed Charges	(A	)	(A	)	4.08		3.82		5.97

*	Excludes minority interest and the cumulative effect of accounting change(s).
**	Excludes minority interest.
(A)	For the year ended December 31, 2003 and 2002, there is a deficiency of earnings to cover the fixed charges of $797,995 and $950,604, respectively.